[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 3, 2013

BY HAND AND EDGAR

Alexandra M. Ledbetter

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549

Re:	Pfizer Inc.
Schedule TO-I Filed May 22, 2013 File No. 005-60005

Zoetis Inc. Registration Statement on Form S-4 Filed May 22, 2013 File No. 333-188750

Dear Ms. Ledbetter:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your comment letter dated May 30, 2013 (the “Comment Letter”) to Pfizer Inc. (“Pfizer”) with respect to the above-referenced Tender Offer Statement on the Schedule TO (the “Schedule TO”) filed by Pfizer and the prospectus included in the registration statement on Form S-4 (File No. 333-188750) (the “Registration Statement”) filed by Zoetis Inc. (“Zoetis”) and incorporated by reference into the Schedule TO (the “Prospectus”).

Where applicable, our responses indicate the additions or revisions we included in Amendment No. 1 to the Registration Statement and the Schedule TO, respectively, each as filed with the SEC on the date hereof (together, “Amendment No. 1”). For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold italicized text.

We respectfully request that the Staff review Amendment No. 1 and our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.

Alexandra M. Ledbetter

Securities and Exchange Commission

June 3, 2013

General

1.	We note that the filing fee was calculated based on the market value of shares of Zoetis Inc. Class A common stock to be distributed to Pfizer shareholders. Please provide us with a brief legal analysis that explains whether the calculation is consistent with Exchange Act Rule 0-11, including paragraph (b), which provides that the calculation should be based on the value of the securities to be received by the acquiring person. See also Securities Act Rule 457(f).

In response to the Staff’s comment, the fee table on the cover page of the Registration Statement and on the cover of the Schedule TO has been revised to reflect a filing fee calculated based on the maximum aggregate offering price (in the case of the Registration Statement) or transaction valuation (in the case of the Schedule TO) of shares of Pfizer common stock (the securities to be received by the acquiring person) to be acquired by Pfizer in exchange for shares of Class A common stock of Zoetis held by Pfizer, which is equal to the average of the high and low sales prices of Pfizer common stock as reported by the New York Stock Exchange on May 21, 2013 multiplied by the maximum number of shares of Pfizer common stock to be acquired by Pfizer in the exchange offer. The maximum number of shares of Pfizer common stock to be acquired in the exchange offer was computed by dividing 400,985,000 (the total number of shares of Class A common stock of Zoetis held by Pfizer) by 0.9251 (the indicative exchange ratio in effect following the close of trading on the New York Stock Exchange on May 21, 2013, the last trading day prior to commencement of the exchange offer). Calculating the filing fee based on the value of the shares of Pfizer common stock to be acquired by Pfizer (the acquiror in the exchange offer) in the exchange offer, as set forth above, is in accordance with Rule 0-11 under the Exchange Act and Rule 457(f) under the Securities Act.

Registration Statement on Form S-4 Filed by Zoetis Inc.

Questions and Answers about the Exchange Offer, page iv

How soon will I receive delivery of my Zoetis common stock…, page 10

2.	Refer to the following sentence on page 10: “Following the expiration date of the exchange offer (currently expected to be June 19, 2013), the exchange agent will cause shares of Zoetis common stock to be credited to you in book-entry form as soon as practicable after acceptance of shares of Pfizer common stock in the exchange offer and determination of the final proration factor, if any.” As another example, refer to the following sentence on page 65: “Zoetis common stock and/or cash in lieu of fractional shares will be transferred to Pfizer stockholders whose shares of Pfizer common stock are accepted in the exchange offer as promptly as practicable after Pfizer’s notice and determination of the final proration factor.” Please advise us how this payment schedule complies with the prompt payment requirement in Exchange Act Rule 14e-1(c). See Exchange Act Release No. 43069 at Section II. D. (July 24, 2000). Please ensure that the disclosure throughout the document is consistent with the rule.

In response to the Staff’s comment, the Registration Statement has been revised on pages 10, 12, 14, 64, 68 and 73 and the Instruction Booklet to the Letter of Transmittal has been revised on page 6 thereto, to clarify that Pfizer will exchange or return any shares promptly upon expiration or termination of the exchange offer, as applicable.

Alexandra M. Ledbetter

Securities and Exchange Commission

June 3, 2013

3.	To the extent that compliance with Item 10 of Schedule TO was intended through incorporation by reference alone, please be advised that Instruction 6 to Item 10 of Schedule TO has been interpreted by the Division of Corporation Finance to require that a summary of this financial information be provided pursuant to Item 1010(c) of Regulation M-A. Please revise to include all of the information specified in Item 1010(c) for all of the periods specified in Item 1010(a). See Section I.H, Q & A No. 7, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, available on our website at: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

In response to the Staff’s comment, the Registration Statement has been revised on page 19 to provide the disclosure required by Item 1010(c) of Regulation M-A, for all periods specified in Item 1010(a) of Regulation M-A.

The Exchange Offer, page 59

Determination of Validity, page 69

4.	We noticed the disclosure that indicated “Pfizer’s interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.” Revise to delete the reference to “final and binding” and affirmatively indicate that Pfizer’s determinations and interpretations may be challenged in a court of competent jurisdiction. Please make corresponding revisions to the section that describes the conditions to which the tender offer is subject.

In response to the Staff’s comment, the Registration Statement has been revised on pages 68, 70 and 74, the Instruction Booklet to the Letter of Transmittal has been revised on pages 5 and 9 thereto and the Notice of Withdrawal has been revised on page 3 thereto.

Conditions to Completion of the Exchange Offer, page 73

5.	Refer to the following sentence on page 75: “Pfizer’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights.” If an event triggers a listed offer condition, and Pfizer determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, Pfizer may be required to extend the offer and circulate new disclosure. When an offer condition is triggered by events that occur before the expiration of the offer, Pfizer may be required to inform security holders immediately how it intends to proceed, rather than waiting until offer expiration, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Pfizer’s understanding in a response letter. See Exchange Act Rule 13e-4(d)(2).

On behalf of Pfizer, we hereby confirm Pfizer’s understanding that if a condition to the exchange offer is triggered and Pfizer decides to proceed with the exchange offer anyway, this constitutes a waiver of the triggered condition. Pfizer also understands that depending on the materiality of the waived condition and the number of days remaining in the exchange offer, Pfizer may be required to extend the exchange offer and circulate new disclosure to security holders. We further confirm Pfizer’s understanding that when a condition to the exchange offer is triggered by events that occur before the expiration of the exchange offer, it may be required to inform security holders with respect to how it intends to proceed immediately, rather than waiting until the expiration of the exchange offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Alexandra M. Ledbetter

Securities and Exchange Commission

June 3, 2013

Exhibit 99.2

6.	Please delete the language in the Instruction Booklet to the Letter of Transmittal requiring the tendering security holder to represent and warrant that the person understands the matters described in the prospectus. The requirement that security holders make representations operates as a disclaimer, waivers of rights, and apparent condition of participation that is inconsistent with the other disclosed terms of the offer and Exchange Act Rule 13e-4(f)(8).

In response to the Staff’s comment, the Instruction Booklet to the Letter of Transmittal has been revised beginning on page 3 thereto to delete the language requiring the tendering security holder to represent and warrant that the person understands matters described in the prospectus.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Staff’s comment, a written statement from Pfizer acknowledging the foregoing is filed herewith.

* * * * *

Alexandra M. Ledbetter

Securities and Exchange Commission

June 3, 2013

Please telephone the undersigned at (212) 735-7886 if you have any questions or require any additional information.

Very truly yours,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	Nicholas Panos, Senior Special Counsel, Securities and Exchange Commission
Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.
Andrew J. Muratore, Assistant General Counsel – Business Transactions, Pfizer Inc.
Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP